Exhibit 99.1

Tailings Storage Facility No. 3 and New 1,500 tonne per day Mill Expansion Completed and in Operation at Ying Mine, China

Trading Symbols: SVM (TSX/NYSE American)

VANCOUVER, BC, Jan. 14, 2025 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM), reports the construction of tailings storage facility ("TSF") No. 3 and the new 1,500 tonne per day ("tpd") flotation production line at the Ying Mining District, Henan Province, China ("Ying") were completed in early December 2024, on time and under budget. Both facilities are now fully operating as designed, following a one-month commissioning period. The addition of the new flotation production line will enable the milling capacity at Ying to be increased to over 1.3 million tonnes per year.

Operation of TSF No. 3

Currently the Company is operating three TSFs at Ying, with TSF No. 1 in the process of closing and decommissioning, and TSF No. 2. having 6 years of life remaining.  The first phase of TSF No. 3, with storage capacity of approximately 9.92 million cubic metres, will support Ying at the expanded operating rate of 1.3 million tonnes of ore per year over 12 years. The second phase of TSF No. 3 will have approximately 9.29 million cubic metres of capacity. The total storage capacity of TSF No. 3 is 19.21 million cubic metres.

Phase 1 of TSF No. 3 was constructed for approximately US$28 million, less than the original budget of $38 million (February 24, 2022 news release); the main components of the project included:

  Land purchasing and compensation;
  Upstream "non-contact water" dam and 1,825 metre long "non-contact water" discharge tunnel, with a 40 centimetre thick steel reinforced concrete liner;
  A 3,200 metre long tailings water discharge tunnel, with a 40 centimetre thick reinforced concrete liner.  Eleven decant towers/wells (shown in Figure 1) at different elevations connected to the 3,200 metre long tunnel to discharge re-settled water to a recycling pond downstream;
  A 52 metre high starter dam;
  Non-contact water channels and emergency access road surrounding the entire tailings impoundment area,
  Impoundment area covered by approximately 400,000 square metres of high density poly-ethylene liner to prevent tailings water from penetrating into the ground;
  Tailings discharge and water recycle pumping system; and
  Real-time tailings dam stability monitoring and video surveillance system.

In accordance with Chinese safety regulations, TSF No. 3 will be checked and assessed after a three month test run for safety and quality by the Department of Emergency Response of Henan Province, then have a safety production license issued.

Figure 1: Impoundment Area of TSF No. 3

Figure 1: Impoundment Area of TSF No. 3 (CNW Group/Silvercorp Metals Inc)

1,500 tpd New Flotation Production Line

As previously announced (April 23, 2024 news release), the Company started to construct a 1,500 tpd flotation production line at Ying's No. 2 Mill with a completion date by Q4 2024 and a cost of $7.2 million pursuant to a signed EPCM contract. The 1,500 tpd line was completed on time and on budget, with commissioning taking place in November 2024.

The relatively low capital expenditures are in part due to taking advantage of existing facilities and infrastructure at the No. 2 mill, including the crushing circuit, concentrate thickener and dewatering system, and the existing tailings discharge system.

The new 1,500 tpd flotation production line, equipped with a Knelson gravity concentrator, is able to produce silver-lead, zinc and copper concentrates, plus gold gravity concentrate.  The robust design of the production line allowed it to achieve 1,700 tpd capacity after one month in operation, with a final target of 1,800 tpd capacity.

With the addition of the new production line, the total milling capacity at Ying is expected to reach over 1.3 million tonnes per year, enough to process increased mining capacity at Ying, plus future production from the nearby Kuanping mine.

Figure 2: Completion Ceremony for the 1,500 tpd New Production Line

Figure 2: Completion Ceremony for the 1,500 tpd New Production Line (CNW Group/Silvercorp Metals Inc)

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long-life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) a long-term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information:

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding future milling capacity;  the timing of receipt of licenses and regulatory approvals; remaining life and decomissioning of TSFs; processing of ore stockpiles; and upcoming mine production from the proposed Kuang-Ping underground mine . By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.;  and the other risk factors described in the Company's Annual Information Form and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in their public reports and filings which are available under its profile at www.sedarplus.ca.

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SOURCE Silvercorp Metals Inc

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CNW 08:00e 14-JAN-25